貝克・麥堅時律師事務所

[redacted]

07024890

Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2007 JUL -3 P 3:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Washington, DC

June 13, 2007

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

PROCESSED
JUL 09 2007
THOMSON FINANCIAL

HUADIAN 12g3-2(b)
File No. 82-4932

SUPPL

Division of Corporation Finance
- International Mail Stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated May 10, 2007, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Chun-Hui Lin

Joyce Ip / Chun-Hui Lin

Encl.

Dlw 7/5

RECEIVED

2007 JUL -3 P 3:26

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

**A List of Documents Made Public
in connection with the Listing since last submission on May 10, 2007:**

1. Announcement, released on June 13, 2007.
2. Overseas Regulatory Announcement – Resolutions of the 18th Meeting of the 4th Session of the Board of Directors, released on June 13, 2007.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock Code: 1071)

ANNOUNCEMENT

The 2006 Annual General Meeting of the Company was held on Tuesday, 12 June 2007, at which all resolutions proposed at the meeting were duly passed.

Reference is made to the notice ("2006 AGM Notice") dated 20 April 2007 convening the 2006 Annual General Meeting ("AGM") of Huadian Power International Corporation Limited* (the "Company").

The board (the "Board") of directors of the Company hereby announces that the AGM was held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC on Tuesday, 12 June 2007 and that all resolutions proposed at the AGM were duly passed. All shareholders ("Shareholders") of the Company whose names appeared on the register of members of the Company at the close of business on 11 May 2007 were eligible to attend and vote at the AGM. Shareholders representing 6,021,084,200 shares ("Shares") of the Company (being the entire issued share capital of the Company) were therefore entitled to attend the AGM and vote in respect of all the resolutions proposed at the AGM. Shareholders representing 4,440,070,073 Shares (or 73.74% of the Company's total issued share capital of the Company) have attended the AGM in person or by proxy. No Shareholder was required to abstain from voting in respect of, or to vote only against, any of the resolutions proposed at the AGM. The convening of the AGM is in compliance with relevant requirements stipulated in the Company Law of the PRC and the Articles of Association of the Company. The AGM was convened by the Board and presided over by Mr. Chen Feihu, Vice Chairman of the Company.

At the AGM, the following resolutions were considered and passed by way of poll:

ORDINARY RESOLUTIONS:

1. The Report of the Board for the Year 2006

   Votes casted for this resolution represent 4,432,331,073 Shares (or 99.83% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the AGM); 0 Share voted against this resolution; and 7,739,000 Shares (or 0.17% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the AGM) abstained from voting.

2. The Report of the Supervisory Committee of the Company for the Year 2006

   Votes casted for this resolution represent 4,432,331,073 Shares (or 99.83% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the AGM); 0 Share voted against this resolution; and 7,739,000 Shares (or 0.17% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the AGM) abstained from voting.

3. The Audited Financial Statements of the Company for the Year 2006

   Votes casted for this resolution represent 4,432,331,073 Shares (or 99.83% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the AGM); 0 Share voted against this resolution; and 7,739,000 Shares (or 0.17% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the AGM) abstained from voting.

4. The Profit Distribution Proposal of the Company for the Year 2006

   Votes casted for this resolution represent 4,440,070,073 Shares (or 100% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the AGM); 0 Share voted against this resolution; and 0 share abstained from voting.

5. The Re-appointments of KPMG and KPMG Huazhen as International and Domestic Auditors of the Company for the Financial Year 2007

   Votes casted for this resolution represent 4,440,070,073 Shares (or 100% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the AGM); 0 Share voted against this resolution; and 0 share abstained from voting.

6. The Report of the Independent Non-executive Directors of the Company for the Year 2006

   Votes casted for this resolution represent 4,440,070,073 Shares (or 100% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the AGM); 0 Share voted against this resolution; and 0 share abstained from voting.

7. The Resolutions Concerning the Elections of Mr. Chen Bin and Mr. Zhong Tonglin as Directors of the Company

   In respect of election of Mr. Chen Bin as a director, votes casted for the resolution represent 4,436,310,073 Shares (or 99.92% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the AGM); 3,760,000 Shares (or 0.08% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the AGM) voted against the resolution;

   In respect of election of Mr. Zhong Tonglin as a director, votes casted for the resolution represent 4,436,310,073 Shares (or 99.92% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the AGM); 3,760,000 Shares (or 0.08% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the AGM) voted against the resolution.

SPECIAL RESOLUTION:

8. The Resolution Concerning the Issuance of Short-term Debentures

   Votes casted for this resolution represent 4,109,797,048 Shares (or 92.56% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the AGM); 330,273,025 Shares (or 7.44% of the total number of Shares carrying voting rights held by the Shareholders present, in person or by proxy, at the AGM) voted against this resolution.

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

Haiwen & Partners, the legal adviser to the Company on the PRC laws attended the AGM and issued a legal opinion concluding that the convening and the procedures for holding of the AGM, the eligibility of the persons who attended the AGM and the voting procedures therefore were in compliance with the relevant laws, rules and regulations in the PRC and the Articles of Association of the Company.

APPOINTMENT OF NEW DIRECTORS:

The Board is pleased to announce that Mr. Chen Bin and Mr. Zhong Tonglin have been appointed as directors of the Company with effect from 12 June 2007 after the close of the AGM. The biographical details and the term of office of Mr. Chen and Mr. Zhong were set out in the 2006 AGM Notice.

Both Mr. Chen and Mr. Zhong have entered into service agreements with the Company respectively.

As at the date of this announcement, both Mr. Chen and Mr. Zhong did not have any interest in the securities of the Company within the meaning of Part XV of Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), nor had they any relationship with any directors, senior management, substantial shareholder or controlling shareholders of the Company.

In relation to the appointment of Mr. Chen and Mr. Zhong, there are no other matters that need to be brought to the attention of the holders of securities of the Company, and there is no information to be disclosed pursuant to any of the requirements of the provisions under Rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to welcome Mr. Chen and Mr. Zhong to join the Board.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
12 June 2007

* *for identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock Code: 1071)

ANNOUNCEMENT

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS OF THE 18TH MEETING OF THE 4TH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

The 18th meeting (the "Meeting") of the 4th session of the board of directors (the "Board") of Huadian Power International Corporation Limited* (the "Company") was convened at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC on 12 June 2007. The Meeting was presided over by Mr. Chen Feihu, Vice Chairman of the Board and all directors of the Company attended the Meeting in person or by proxy, among whom Mr. Cao Peixi appointed Mr. Chen Feihu, Mr. Zhu Chongli appointed Ms. Wang Yingli and Mr. Hu Yuanmu appointed Mr. Wang Chuanshun to attend the Meeting on their behalf. The Meeting was convened in compliance with the relevant PRC Laws and regulations and the relevant provisions of the Articles of Association of the Company, and was lawful and valid. Mr. Li Changxu and Ms. Zheng Feixue, Supervisors of the Company, attended the Meeting as non-voting participants.

The following resolution, inter alia, was passed upon the voting by directors attending the Meeting:

1. The "Management Regulations on Capital Raising" of the Company was considered and approved. Details of the proposal are available on the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
12 June 2007

* *for identification only*

END